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                          December 20, 2022

       Michael Rowe
       Chief Executive Officer
       Eyenovia, Inc.
       295 Madison Avenue, Suite 2400
       New York, New York 10017

                                                        Re: Eyenovia, Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed December 16,
2022
                                                            File No. 333-268832

       Dear Michael Rowe:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Megan Gates, Esq.